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                           January 3, 2024

       Kenneth Londoner
       Chief Executive Officer
       BioSig Technologies, Inc.
       55 Greens Farms Road, 1st Floor
       Westport, CT 06880

                                                        Re: BioSig
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 28,
2023
                                                            File No. 333-276298

       Dear Kenneth Londoner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jayun Koo